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                   SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25
                         Commission File Number 0-8403
                          NOTIFICATION OF LATE FILING

         (Check One):  [X]Form 10-K   [_]Form 11-K   [_]Form 20-F  [_]Form 10-Q
[_] Form N-SAR
         For Period Ended:
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[_] Transition Report on Form 10-K          [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F          [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached  instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Southern Mineral Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
                           1201 Louisiana Street, Suite 3350
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City, state and zip code   Houston, Texas 77002
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                                    PART II
                            RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
    |   (a)   The  reasons  described  in  reasonable  detail in Part III of
    |         this form  could not be eliminated without unreasonable effort
    |         or expense;
    |   (b)   The  subject   annual   report,   semi-annual   report,
    |         transition  report  on Form  10-K,  20-F,  11-K or Form
    |         N-SAR,  or portion  thereof  will be filed on or before
    |         the 15th  calendar day  following  the  prescribed  due
[X] |         date;  or the subject  quarterly  report or  transition
    |         report on Form 10-Q,  or portion  thereof will be filed
    |         on or  before  the fifth  calendar  day  following  the
    |         prescribed due date; and
    |   (c)   The  accountant's  statement  or other  exhibit  required by Rule
    |         12b-25(c)  has been attached if applicable.

                                    PART III
                                    NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

                  On October 29, 1999, the Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. Due to the disruption in the Registrant's normal business operations caused by the administrative burden relating to such bankruptcy filing, the Registrant is unable to timely prepare its financial statement and other related disclosure without unreasonable effort or expense.
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                                     PART IV
                                OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification
                  Michael E. Luttrell           (713)           658-9444
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                  (Name)                     (Area code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No
                  The Registrant failed to file an amendment to the Current Report on Form 8-K, dated August 16, 1999, to include in the Current Report on Form 8-K the pro forma financial statements required pursuant to Article 11 of Regulation S-X.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Annex 1.

                          Southern Mineral Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 31, 2000                         By /s/ Michael E. Luttrell
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                                                  Michael E. Luttrell
                                                  Vice President - Finance and
                                                  Chief Financial Officer



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                                     ANNEX 1


         In March 2000, the Registrant sold the interest held by its subsidiary, Neutrino Resources Inc., in Swan Hills fields in Alberta, Canada for $9.0 million, in cash, subject to certain adjustments and rights of first refusal of approximately $1.45 million resulting in an impairment of the value of the properties of $8.7 million in 1999. In 1999, the Registrant sold its Brushy Creek Field and Texas Garden Field interest for $15.2 million and mineral interests for $6.0 million, in cash, resulting in a net gain of approximately $12 million on such sales. Also during 1999, the Registrant expensed approximately $1.37 million of costs associated with a proposed restructuring of its 6.875% Convertible Subordinated Debentures due 2007 that was abandoned during such period. In October 1999, the Registrant and certain of its subsidiaries jointly filed for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court. In 1999, the Registrant incurred approximately $550,000 in bankruptcy related costs and expensed $2.5 million in capitalized loan and debenture origination costs and expenses as required by SOP 90-7.